UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): AUGUST 7, 2009

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On August 7, 2009, The Aristotle Corporation issued a press release announcing financial results for the quarter ended June 30, 2009, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated August 7, 2009.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
and Secretary

Date: August 10, 2009

EXHIBITS

Exhibit 99.1 Press release issued August 7, 2009.

Exhibit 99.1

For Immediate Release   News Release

Contacts:

Bill Smith or Dean Johnson

The Aristotle Corporation

Phone: (203) 358-8000 or (920) 563-2446

Fax: (203) 358-0179 or (920) 563-0234

wsmith@ihc-geneve.com

int@enasco.com

The Aristotle Corporation Announces
2009 Second Quarter and Six Month Results

Stamford, CT, August 7, 2009 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the second quarter and six months ended June 30, 2009.

In the second quarter of 2009, net sales decreased 9.5% to $51.4 million from $56.8 million in the second quarter of 2008. Earnings from operations decreased by 18.9% in the second quarter of 2009 to $8.6 million, or 16.6% of net sales. In the same quarter of 2008, earnings from operations totaled $10.5 million (including a $.7 million insurance recovery), or 18.6% of net sales. In the six months ended June 30, 2009, net sales decreased 8.9% to $97.7 million from $107.2 million in the six months ended June 30, 2008. Earnings from operations decreased by 17.1% in the first six months of 2009 to $15.4 million, or 15.8% of net sales. In the same six months of 2008, earnings from operations totaled $18.6 million (including the insurance recovery), or 17.4% of net sales.

For the second quarter ended June 30, 2009, net earnings applicable to common stockholders were $1.5 million, or $.08 per diluted common share, compared to $4.5 million, or $.25 per diluted common share, in the second quarter of 2008. Net earnings applicable to common stockholders for the first six months of 2009 were $3.5 million, or $.19 per diluted common share, compared to $7.3 million, or $.41 per diluted common share, for the comparable six months of 2008. Pursuant to a settlement with the Internal Revenue Service of an audit previously reported by the Company, the second quarter and six months ended June 30, 2009 includes additional Federal income taxes of $.5 million and $1.3 million for the 2006 and 2007 tax years, respectively, plus approximately $.2 million of interest, related to a partial disallowance of the Company's historical Federal net operating tax losses that were utilized. Such amounts reduced net income for the quarter and six months ended June 30, 2009 by approximately $.11 per diluted common share. No additional taxes were due for any years prior to 2006.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "The continuing budgetary uncertainty in many key states has kept sales at disappointing levels, and significant federal stimulus monies accessible by our K-12 accounts have not yet been observed. As always, management diligently applies all available skills to retain historical operating efficiencies on behalf of its customers and stockholders."

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through 50 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators, health care products and items for the agricultural, senior care and food industries. Aristotle has approximately 850 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are 18.0 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and 1.1 million shares outstanding of Series I preferred stock (NASDAQ: ARTLP); there are also 11.0 million privately-held shares outstanding of Series J preferred stock. Aristotle has about 3,600 stockholders of record.

Further information about Aristotle can be obtained on its website, at *aristotlecorp.net*.

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; and (v) other factors identified in Item 1A, Risk Factors, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-K/A, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2009	**2008**	**2009**	**2008**
Net sales	$	51,425	56,794	97,726	107,226
Cost of sales		30,869	34,457	58,351	64,993
Gross profit		20,556	22,337	39,375	42,233
Selling and administrative expense		11,999	11,791	23,938	23,617
Earnings from operations		8,557	10,546	15,437	18,616
Other (expense) income:					
Interest expense		(435)	(285)	(629)	(573)
Other, net		381	358	281	590
		(54)	73	(348)	17
Earnings before income taxes		8,503	10,619	15,089	18,633
Income tax expense (benefit):					
Current		4,752	4,006	7,245	6,334
Deferred		115	(14)	61	673
		4,867	3,992	7,306	7,007
Net earnings		3,636	6,627	7,783	11,626
Preferred dividends		2,156	2,156	4,312	4,312
Net earnings applicable to common stockholders	$	1,480	4,471	3,471	7,314
Earnings per common share:					
Basic	$	.08	.25	.19	.41
Diluted	$	.08	.25	.19	.41
Weighted average common shares outstanding:					
Basic		17,962,875	17,962,706	17,962,875	17,961,873
Diluted		17,962,875	17,971,444	17,962,875	17,972,490

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets		June 30, 2009 (unaudited)	December 31, 2008	June 30, 2008 (unaudited)
Current assets:				
Cash and cash equivalents	$	22,905	15,290	6,444
Marketable securities		4,040	4,437	3,195
Investments		2,927	2,876	21,656
Accounts receivable, net		17,766	14,048	20,902
Inventories, net		46,257	44,653	48,215
Prepaid expenses and other		5,292	8,542	5,034
Income tax receivable		912	5,396	-
Deferred income taxes		4,344	4,644	1,879
Total current assets		104,443	99,886	107,325
Property, plant and equipment, net		27,514	27,808	28,603
Goodwill		13,859	13,712	14,358
Deferred income taxes		6,668	6,668	5,646
Investments		4,318	4,318	4,318
Other assets		1,046	884	604
Total assets	$	157,848	153,276	160,854
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term debt	$	300	294	303
Trade accounts payable		8,952	9,576	11,762
Accrued expenses		12,736	11,641	7,191
Income taxes		-	-	240
Accrued dividends payable		2,156	2,156	2,156
Total current liabilities		24,144	23,667	21,652
Long term debt, less current installments		10,211	10,364	11,506
Long term pension obligations		5,639	5,891	2,617
Other long term accruals		2,482	2,467	2,449
Stockholders' equity:				
Preferred stock, Series I		6,489	6,489	6,489
Preferred stock, Series J		65,760	65,760	65,760
Common stock		180	180	180
Additional paid-in capital		7,690	7,690	7,683
Retained earnings		38,450	34,979	42,278
Accumulated other comprehensive earnings (loss)		(3,197)	(4,211)	240
Total stockholders' equity		115,372	110,887	122,630
Total liabilities and stockholders' equity	$	157,848	153,276	160,854